SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   Schedule 13D

                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 2)*



                                             Preferred Networks, Inc.
                                                 (Name of Issuer)

                                     Common Stock, par value $.0001 per share
                                          (Title of Class of Securities)

                                                     73990510
                                                  (CUSIP Number)

                                             Thomas R. Stephens, Esq.
                                       Bartlit Beck Herman Palenchar & Scott
                                          511 Sixteenth Street Suite 700
                                               Denver, Colorado 80202
                                                   (303) 592-3100
                                  (Name, Address and Telephone Number of Person
                               Authorized to Receive Notices and Communications)

                                                  March 17, 1998
                         (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                          (Continued on following page(s))

                                                 Page 1 of 19 Pages



CUSIP No.  73990510  13dD                   Page     4     of      19      Pages



--------------=================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              =================================================================
              =================================================================

               Fleet Equity Partners VI, L.P.

--------------=================================================================
--------------=================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [x]
               (b) [ ]

      3        SEC USE ONLY


--------------===============================================================
--------------===============================================================
      4        SOURCE OF FUNDS*

               WC

---------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

             NUMBER OF

                                    7     SOLE VOTING POWER

              SHARES                              0

                                    8     SHARED VOTING POWER

            BENEFICIALLY

              OWNED BY                        1,540,659

                                    9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                           0

                                   10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                           1,540,659


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,540,659


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAI
 SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%

     14        TYPE OF REPORTING PERSON*

               PN

                          * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fleet Growth Resources, II, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]
               (b) [ ]

      3        SEC USE ONLY


    4        SOURCE OF FUNDS*

             Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)
               [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                              1,540,659

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                 0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                1,540,659

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,540,659

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*       [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%

     14        TYPE OF REPORTING PERSON*

               CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fleet Growth Resources, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [x]
               (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)           [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Rhode Island

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                             1,540,659

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                 0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                               1,540,659


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,540,659

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*             [ ]


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%

     14        TYPE OF REPORTING PERSON*

               CO

                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fleet Venture Resources, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [x]
               (b) [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)    [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Rhode Island


              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                               3,594,872

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                  0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                 3,594,872


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,594,872


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*        [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               18.7%

     14        TYPE OF REPORTING PERSON*

               CO

                           * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fleet Private Equity Co, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a) [x]
               (b) [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)        [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Rhode Island

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                               5,135,531

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                  0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                  5,135,531


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,135,531

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*    [ ]


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.05%

     14        TYPE OF REPORTING PERSON*

               CO

                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fleet Financial Group, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [x]
               (b) [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)  [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Rhode Island

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                              5,135,531

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                5,135,531


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,135,531


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*   [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.05%

     14        TYPE OF REPORTING PERSON*

               CO

                           * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Silverado IV Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [x]
               (b) [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)  [ ]


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                              1,540,659

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                 0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                1,540,659


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,540,659

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*  [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%

     14        TYPE OF REPORTING PERSON*

               CO

                          * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Chisholm Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [x]
               (b) [ ]


      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)  [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                               208,001

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                 0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                  208,001


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               208,001

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*   [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.3%

     14        TYPE OF REPORTING PERSON*

               PN

                          * SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Silverado II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a) [x]
               (b) [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)  [ ]


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                               208,001

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                 208,001

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               208,001

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*     [ ]


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.3%

     14        TYPE OF REPORTING PERSON*

               PN

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Silverado II Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)  [x]
               (b)  [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)      [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                                208,001

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                 0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                  208,001

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               208,001

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*   [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.3%

     14        TYPE OF REPORTING PERSON*

               CO

                          * SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert M. Van Degna

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [x]
               (b)  [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  3,000

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                                5,343,532

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                3,000

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                  5,343,532

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,346,532

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*            [ ]


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.99%

     14        TYPE OF REPORTING PERSON*

               IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Habib Y. Gorgi

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [x]
               (b)  [ ]

      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

               Not applicable


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)             [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION


               United States

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                               5,343,532

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                                  0

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                 5,343,532

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,343,532

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*         [ ]



     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               25.98%


     14        TYPE OF REPORTING PERSON*


               IN


                          * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 19 of 19 Pages

                             Introductory Statement

     This amended statement on Schedule 13D relates to the Common Stock, no par value (the "Shares"), of Preferred Networks, Inc., a Georgia corporation (the "Company"). Items 3, 4, 5, 6 and 7 of this statement, previously filed by Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP VI"), Fleet Venture Resources, Inc., a Rhode Island Corporation ("FVR"), Chisholm Partners II, L.P., a Delaware limited partnership ("CP"), Fleet Growth Resources II, Inc., a Delaware corporation ("FGRII"), Silverado IV Corp., a Delaware corporation ("SCIV"), Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"), Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC"), Fleet Financial Group, Inc., a Rhode Island corporation ("FFGI"), Silverado II, L.P., a Delaware limited partnership ("SLP"), Silverado II Corp., a Delaware corporation ("SCII"), Robert M. Van Degna and Habib Y. Gorgi (collectively, the "Reporting Persons"), by virtue of the relationships described previously in this statement, is hereby amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.

                  No change except for the addition of the following:

     The total amount of funds required by FVR to acquire the shares of the Class B Redeemable Preferred Stock (the "Class B Shares") and the Company's warrants to acquire common stock (the "1998 Warrants") described in Item 5(c) was $405,516.00. Such funds were provided by FVR's capital available for investment. The total amount of funds required by FEP VI to acquire the shares of the Class B Shares and the 1998 Warrants described in Item 5(c) was $173,791.50. Such funds were provided by FEP VI's capital available for investment.

Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

     FVR and FEP VI acquired  the Class B Shares and 1998  Warrants  reported in
Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Class B Shares and 1998 Warrants, the effective yield on the Class B Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Class B Shares and/or 1998 Warrants, dispose of all or a portion of the Class B Shares and/or 1998 Warrants that it holds, or cease buying or selling Class B Shares and/or 1998 Warrants. Any such additional purchases or sales of the Class B Shares and/or 1998 Warrants may be in open market or privately-negotiated transactions or otherwise.

     On March 17, 1998, FVR and FEP VI entered into a Class B Redeemable Preferred Stock Purchase Agreement (the "Class B Purchase Agreement") with the Company and certain other investors pursuant to which FVR and FEP VI acquired, for an aggregate purchase price of $579,307.50, a total of 386,205 Class B Shares and 391,032 1998 Warrants.

     The Class B Shares are entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Class B Shares will accrue on the liquidation preference at the rate of 15% per annum, compounded annually, in preference to any dividends on the Shares and any other class ranking junior to the Class B Shares. The Class B Shares will be entitled to one vote per share and will be entitled to vote together with the common stock on matters submitted to a vote of the Company's stockholders. In addition, the Class B Shares will be entitled to a class vote on certain matters, including without limitation repurchases of common stock, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company's assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Class B Shares are redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Class B Shares may require that its Class B Shares be redeemed at any time after March 17, 2003 or earlier in certain circumstances. The holders of Class B Shares are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Class B Shares are entitled to elect one director.

     Each 1998 Warrant permits a holder to acquire, at any time during the five year period commencing on March 17, 1998, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the 1998 Warrant. Payment of the exercise price may be made in cash, debt or equity securities of the Company, or by withholding from the Shares otherwise to be delivered upon exercise a number of Shares which have a value equal to the exercise price. Under some circumstances the holders of the 1998 Warrants may be required to exercise the 1998 Warrants prior to their expiration.

     Pursuant to the Class B Purchase Agreement, FVR and FEP VI and the Company and certain other stockholders of the Company amended the Registration Rights Agreement dated as of June 21, 1995, among such persons, as amended (the"1998 Registration Rights Amendment"), pursuant to which the holders of 1998 Warrants will have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company will be required to register, the Shares obtainable upon exercise of the 1998 Warrants.


     Pursuant to the Class B Purchase Agreement, the Company, among other things, (i) made certain representations and warranties to the investors acquiring Class B Shares and 1998 Warrants, (ii) agreed to provide such investors with certain inspection and information rights, and (iii) agreed to reimburse such investors for certain expenses.

     The foregoing summaries of the Class B Purchase Agreement, the rights and preferences of the Class B Shares, the terms of the 1998 Warrants and the 1998 Registration Rights Amendment are qualified in their entirety by reference to the Class B Purchase Agreement attached hereto as Exhibit 10, the rights and preferences of the Class B Shares attached hereto as Exhibit 11, the form of the 1998 Warrant attached hereto as Exhibit 12, and the 1998 Registration Rights Amendment attached hereto as Exhibit 13, respectively.

     Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

     (a) FEP VI is the direct beneficial owner of 271,049 Shares, 1,152,300 warrants issued in 1997 and 117,310 1998 Warrants (collectively, the "Warrants"), or approximately 8.8% of the sum of (i) the 16,270,028 shares deemed outstanding as of March 17, 1998, according to information received from the Company (the "Outstanding Shares") plus (ii) such Warrants. By virtue of the relationships previously reported, FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FEP VI. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

     (b) FVR is the direct beneficial owner of 632,450 Shares, 2,688,700 Warrants issued in 1997 and 273,722 1998 Warrants, or approximately 18.7% of the Outstanding Shares plus such Warrants. By virtue of the relationship previously reported, FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

     Except as specifically set forth in this Item 5(a), each of the Reporting Persons disclaims beneficial ownership of Shares and Warrants held by the other Reporting Persons.

     (c) On March 17, 1998, FVR and FEP VI acquired the Class B Shares and the 1998 Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $579,307.50.

                  (d)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  No change except for the addition of the following:

     The information included under Item 4 of this statement on Schedule 13D in connection with the Class B Purchase Agreement, the Class B Shares, the 1998 Warrant and the 1998 Registration Rights Amendment is hereby incorporated in its entirety by this reference.

     Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  No change except the addition of the following:

Exhibit 10. Class B Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc., incorporated by reference to Exhibit 10 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

Exhibit 11. Articles of Amendment setting forth the rights and preferences of the Class B Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to Exhibit 11 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

Exhibit 12. Form of Common Stock Purchase Warrant to be issued pursuant to the Class B Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc., incorporated by reference to Exhibit 12 to amendment number 1 to the Schedule
13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

Exhibit 13. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 13 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

                                                       Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 1998


Robert Van Degna, individually, and as Chairman and Chief Executive Officer of Fleet Growth Resources II, Inc., general partner of Fleet Equity Partners VI, L.P.; as Chairman and Chief Executive Officer of Silverado II Corp., general partner of Silverado II, L.P., general partner of Chisholm Partners II, L.P.; and as Chairman and Chief Executive Officer of Fleet Growth Resources, Inc., Fleet Venture Resources, Inc., Fleet Private Equity Co., Inc. and Silverado IV Corp.

Date:  March 27, 1998


William C. Mutterperl, Executive Vice President, Secretary and General Counsel of Fleet Financial Group, Inc.

Date:  March 25, 1998


Habib Y. Gorgi, individually